

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 14, 2016

Via E-mail
Dolev Rafaeli
Chief Executive Officer
PhotoMedex, Inc.
2300 Computer Drive, Building G
Willow Grove, Pennsylvania 19090

     Re: PhotoMedex, Inc.
              Preliminary Proxy on Schedule 14A
              Filed October 18, 2016
              File No. 000-11635

Dear Mr. Rafaeli:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note you effected a one-for-five reverse stock split on September 23, 2016. Please revise your proxy statement to include selected financial data which includes relevant per share information for all periods, with the stock split prominently disclosed.

Questions Pertaining Specifically to the Asset Sale Proposal, page 7

2.   Please revise to add a separate question and answer that clearly and prominently describes and quantifies the interests of your affiliates in the Asset Sale, as briefly mentioned on pages 53-54, including the accrued and unpaid bonuses for 2015 and 2016 referenced on page 23. Ensure your revisions also address your current financial position and liquidity, including the likelihood you will need to seek bankruptcy protection, and how you intend to pay the amounts owed to your affiliates following the change in control.

What is the purchase price to be received by the Company?, page 7

3.   We note the disclosure in your last risk factor on page 44 and your first full risk factor on
        page 45 that there is no assurance you will receive the $4.5 million portion of the
        purchase price in the form of royalty payments or the $2 million purchase price due 90
        days after closing. Please revise to disclose here the uncertainty regarding the receipt of
        those payments and that shareholders will not know at the time of the vote the amount of
        consideration that you will receive from the asset sale.

Use of Proceeds, page 41

4.   Please quantify the amount of proceeds you will devote to each of the purposes listed
        here and liabilities and expenses that will remain, as referenced on pages 7-8, including,
        if applicable, amounts you will owe to your two executives after the change in control.
        Please also clarify how your financial resources will permit you to satisfy those
        remaining liabilities and expenses (1) if you receive the full amount of the consideration
        owed for the Asset Sale; or (2) if you do not receive a portion of that consideration, such
        as the $2 million payment or $4.5 million royalty.

Nature of Our Business Following the Asset Sale, page 41

5.   Please revise to briefly discuss the LHE medical device business you will operate
        following the Asset Sale. For example, what products does it sell and how much revenue
        does it generate?

Background of the Asset Sale, page 49

6.   We note your Form 8-K filed February 22, 2016 regarding your plan of merger with DS
        Healthcare Group, Inc., which appears to involve consideration well above the $24.5
        million you disclose in this section. Please revise to clarify the reference to $24.5 million
        as it relates to the transaction with DS Healthcare. Please also revise to clarify what
        occurred from the May 12, 2015 introduction referenced in your disclosure until
        November 20, 2015, when "the Company received a letter of intent," and what occurred
        after that date until entering the agreement with DS Healthcare on February 19, 2016, as
        disclosed on page 51.

7.   Please more fully disclose how the structure of the transaction and the consideration were
        determined through the negotiations you describe in the section. For instance, we note
        that on September 21, 2015, ICTV proposed to acquire the no!no! brand products, but
        you responded that you were not interested in that structure at the time. Similarly, it is
        unclear from your disclosure what terms and structure were proposed in August 2016 and
        during the subsequent negotiations. Please revise to clarify.

8. Please revise the disclosure on page 50 to clarify the reasons underlying the reduction in offered consideration from $12 million to $8 million on January 16, 2016. Please also revise the August 7, 2016 reference to clarify whether the letter of intent and $8 million range relates to the Viatek offer. If so, please revise to clarify what occurred from the January 16, 2016 reduction in consideration until August 7, 2016.

9. We note the numerous references to Robert Powers throughout this section, including an introduction he provided to DS Healthcare on May 12, 2015 and a meeting regarding ICTV on May 28, 2015, and the disclosure on page 49 that Mr. Power's introductions resulted in a letter of intent with ICTV. Please revise to clarify the nature of Mr. Powers' activities and role with you in connection with the transactions mentioned in this section. We note, in this regard, the disclosure on page 52 that Mr. Powers was ICTV's financial advisor in connection with the Asset Sale.

Proposal No. 3: The Asset Sale, page 48

10. Please provide pro forma financial statements prepared in accordance with Article 11 of Regulation S-X or explain to us why it is not necessary to do so. Refer to Rule 11-01(a)(4) of Regulation S-X.

Recommendation of Our Board of Directors, page 52

11. We note your reference on pages 7 and 40 to the subsection "Reasons for the Asset Sale" located under Proposal No. 3. However, it appears this subsection has not been included in your proxy statement. Please revise to discuss the reasons for the Asset Sale. Ensure such revisions describe the material positive and negative factors considered by the board in reaching its conclusion that the transaction is "desirable and in the best interests of the Company." We note, as examples only, the references on pages 7 and 40 to the "strategic and financial benefits," "strategic alternatives," the price to be paid, future business prospects and "advice of the Company's financial and legal advisors."

Interests of Certain Persons in the Asset Sale, page 53

12. Given the disclosure that the Asset Sale will constitute a change in control and the nature of the Asset Sale proposal, please provide us your analysis of whether you are required to include the disclosure required by Regulation S-K Item 402(t) and the resolution required by Exchange Act Rule 14a-21(c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Barry I. Grossman, Esq.
       Ellenoff Grossman & Schole LLP